UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 001-35081

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.
1001 Louisiana, Suite 1000
Houston, Texas 77002

Kinder Morgan Savings Plan
Index to Financial Statements and Supplemental Schedule

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4

Supplemental Schedule*:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	14

Signature Page	16

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Fiduciary Committee
Kinder Morgan Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of Kinder Morgan Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 28, 2013

Kinder Morgan Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets

Cash	$—	$243,815

Investments, at fair value (See Notes 2, 3, 4 and 5)	1,784,521,416	810,666,474

Notes receivable from participants	43,308,338	24,219,810

Net assets available for benefits at fair value	1,827,829,754	835,130,099

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(17,947,612)	(3,879,831)

Total assets	1,809,882,142	831,250,268

Liabilities

Administrative expenses payable	86,277	—

Total liabilities	86,277	—

Net assets available for benefits	$1,809,795,865	$831,250,268

The accompanying notes are an integral part of these financial statements.

Kinder Morgan Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Investment income (loss)
Interest income	$671,745
Dividend income	10,351,679
Net appreciation in fair value of investments (See Note 4)	98,135,617
Other, net	(19,776)

Total investment income	109,139,265

Interest income on notes receivable from participants	1,104,286

Contributions
Participant contributions	45,111,827
Employer contributions	26,205,849
Rollovers	5,289,067

Total contributions	76,606,743

Total income and contributions	186,850,294

Deductions from net assets attributable to:
Benefits paid to participants	107,715,932
Administrative fees	1,158,760

Total deductions	108,874,692

Net increase in net assets available for benefits before transfer from El Paso Corporation Retirement Savings Plan	77,975,602

Transfer from El Paso Corporation Retirement Savings Plan	900,569,995

Net increase in net assets available for benefits	978,545,597

Net assets available for benefits
Beginning of year	831,250,268

End of year	$1,809,795,865

The accompanying notes are an integral part of these financial statements.

Kinder Morgan Savings Plan Notes to Financial Statements

1.    DESCRIPTION OF THE PLAN

General

The Kinder Morgan Savings Plan, formerly the Kinder Morgan, Inc. Savings Plan (the “Plan”) was established in 1945 for the benefit of eligible employees of Kinder Morgan, Inc. (the “Company”). The following description of the Plan provides only general information. Plan participants (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Effective December 1, 2012, the El Paso Corporation Retirement Savings Plan merged into the Kinder Morgan Savings Plan.

Plan Administration

The Plan is administered by the Company's Fiduciary Committee. Effective December 1, 2012, J.P. Morgan Retirement Plan Services, LLC (“J.P. Morgan”) provides record keeping services to the Plan. Also, effective December 1, 2012, Plan assets are maintained under the custody of J.P. Morgan Chase Bank, N.A. (the “Trustee”). Prior to December 1, 2012, Mercer HR Services provided record keeping services to the Plan through November 30, 2012. The Trustee makes payments as authorized by the Plan.

Contributions

Participants may elect to make pretax contributions from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their election to contribute at any time. All new Participants are automatically enrolled in the Plan with a pretax contribution by the Participant of 3% of their eligible annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment. The Company has established a Company goal percentage rate of 6% (“SmartGoal”). Every February the Participants who have a participation rate below the SmartGoal will automatically get a 1% increase until the Participant meets the SmartGoal. Beginning the first pay period of February 2013, the SmartGoal percentage rate increased from 6% to 8%. Participants can opt out of SmartGoal at any time.

The Company makes Qualified Non-Elective Contributions (“QNEC”) to the Plan on behalf of each eligible employee. The QNEC was equal to 5% of eligible compensation and is allocated as of each pay period. A tiered QNEC schedule applies to new employees, or any employee transferring, to the Kinder Morgan Energy Partners, L.P.'s Terminals segment. This tiered QNEC schedule provides for QNEC of 2% for service less than one year, 3% for service between one and two years, 4% for service between two and five years, and 5% for service of five years or more.

Company contributions for bargaining employees follows the collective bargaining agreements. All QNEC and other Company contributions (matched or fixed contributions) are invested according to Participants’ investment elections on file or the default if no election is filed. Participants can transfer from the default fund to any other available investment fund(s) at any time.

For the year ended December 31, 2012, the Company contributions totaled approximately $26.2 million.

The Plan provides an option to all Participants to make after-tax “Roth” contributions (Roth 401(k) option) to a separate Participant account. Unlike traditional 401(k) plans, where Participant contributions are made with pre-tax dollars, earnings grow tax-deferred and the withdrawals are treated as taxable income, Roth 401(k) contributions are made with after-tax dollars, earnings are tax-free, and the withdrawals are tax-free if they occur

Kinder Morgan Savings Plan Notes to Financial Statements

after both (i) the fifth year of participation in the Roth 401(k) option, and (ii) attainment of age 59 ½, death or disability. The employer contribution will still be considered taxable income at the time of withdrawal.

Under Internal Revenue Service ("IRS") regulation, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $50,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Benefits/Vesting

Company contributions vest on the second anniversary of the date of hire. Vesting of Company contributions for bargaining employees will follow the collective bargaining agreements.

Participant contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for college or funeral expenses for a Participant or his or her dependents, for the repair of damage to a primary residence caused by fire, storm, or other casualties, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a Participant’s account will be available for distribution, rollover, or payable in the event of termination of employment, death, or termination of the Plan. If a Participant’s account is $1,000 or less, a lump-sum distribution will automatically be made. If a Participant’s account is greater than $1,000, the Participant’s distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon retirement, Participants whose accounts exceed $1,000 may choose to leave their accounts in the Plan until age 70 1/2, when minimum distributions are required under the IRC.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Notes Receivable from Participants

Effective December 1, 2012, Participants may borrow, from the vested portion of their Plan accounts, a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested balance or $50,000, minus the highest outstanding loan balance from the previous 12 months. Prior to December 1, 2012, the minimum loan was $500. All loans are charged a variable interest rate equal to the prime rate published on the first day of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. During 2012, terminated Participants forfeited $758,678 of employer contributions none of which were used to reduce future Company QNEC contributions or to pay administrative expenses of the Plan.
2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Subsequent events have been evaluated, which are events or transactions that occurred after December 31, 2012

Kinder Morgan Savings Plan Notes to Financial Statements

through the issuance of the accompanying financial statements on June 28, 2013, and there were no significant events to be disclosed.

As described in Accounting Standards Codification (“ASC”) Topic 962, Defined Contribution Pension, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan also invests in insurance contracts through a group annuity contract with Principal Financial Group. Such insurance contracts are reported at fair value which approximates contract value and, accordingly, no adjustment from fair value to contract value is required.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are accounted for at fair market values as determined by quoted market prices in an active market. The Plan’s interest in the collective trust is based on the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Life insurance contracts are stated at cash surrender value, which approximates fair value. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments (see Note 4). Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment if acquired during the Plan year or the fair value of the investment at the beginning of the Plan year. Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of investments is based on average cost.

The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing a historic cost approach as required by ERISA.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Participants are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Accounting and certain administrative services for the Plan are provided by the Company at no cost to the Plan. All other expenses are paid by the Plan with the exception of a Qualified Domestic Relations Order which is paid by the Plan Participant.

Kinder Morgan Savings Plan Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENT CONTRACTS

The Plan, through its Stable Value Fund (the “Fund”), holds investments in common/collective trust funds. To reduce the risk of market losses on these investments, the Fund enters into synthetic investment contracts (which consist of common/collective trust funds and wrapper contracts) with financial institutions and insurance companies. Synthetic investment contracts enable participants to transact at the investments' contract value by protecting the principal amount invested over a specified period of time. The assets underlying the investment contracts are owned by the Plan. These investment contracts are fully benefit-responsive and an adjustment of these contracts to their contract value is reflected in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits, reduced by administrative fees, transfers out, and withdrawals.

The Plan's investments that are covered by the synthetic investment contracts earn interest at interest crediting rates that typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals in or out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are reported in the accompanying Statements of Net Assets Available for Benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts.

For the Plan's investments covered by synthetic investment contracts, the average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to participants at December 31, 2012 are as follows:

Average yield earned by the Plan: 1.179%
Average yield earned by the Plan adjusted for actual interest credited to participants: 2.223%

The average yield earned by the Plan (which may differ from the interest rate credited to participants in the Plan) is calculated by dividing the yield to maturity (an estimate of annualized earnings) of the Fund on December 31, 2012 (irrespective of the interest rate credit to participants in the Fund) by the fair value of all investments in the Fund, as applicable at December 31, 2012.

The average yield earned by the Plan with an adjustment to reflect the actual interest rate credited to participants in the Plan is calculated by dividing the interest crediting rate (an estimate of annualized earnings) credited to participants on December 31, 2012 (irrespective of the actual earnings of the investments in the Fund) by the fair value of all investments in the Fund, as applicable at December 31, 2012.

Under certain events, the amounts withdrawn from investment contracts may be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer's criteria for the issuance of a similar contract. In some cases, an investment contract issuer may terminate a contract with the Plan and settle at an amount different than the contract value. Examples

Kinder Morgan Savings Plan Notes to Financial Statements

of these events include the Plan's loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.

4.    INVESTMENTS

Participants may designate their contributions and their allocated portion of the employer contributions, in one percentage increments, to one or more of the eligible investment programs. New Plan Participants may elect to transfer investments from other qualified plans into the Plan.

In the following table the Plan’s investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 are separately identified.

	December 31,
	2012	2011

Kinder Morgan, Inc. Common Stock	$149,579,438	$ *
State Street Global Advisors S&P 500 Index Fund	149,196,187	—
State Street Global Target Retirement 2020 Fund	125,871,523	58,484,825
Columbia Trust Focused Large Cap Growth-II Fund	114,795,048	—
Invesco Putnam Stable Value Fund	117,194,722	—
IGT Invesco Short-term Bond Fund	108,335,328	—
MFS Institutional International Equity Fund	99,320,410	—
Putnam Stable Value Fund	—	117,582,018
Vanguard Total Bond Market Index Fund	—	53,300,842
State Street Global Target S&P 500 Flagship Fund	—	49,332,674
State Street Global Target Retirement 2025 Fund	*	48,244,239
American EuroPacific Growth Fund	—	46,806,030
State Street Global Target Retirement 2015 Fund	*	42,354,107
Investments less than 5%	920,228,760	394,561,739

Total investments at fair value	$1,784,521,416	$810,666,474

* Investments less than 5% of the Plan’s net assets in the period indicated.

During 2012, the Plan’s investments appreciated in value, including gains and losses on investments sold during the year, as well as appreciation of investments held at the end of the year, as follows:

Year Ended December 31, 2012

Common collective trusts	$63,186,377
Kinder Morgan, Inc. Common Stock	8,342,197
Self-directed brokerage accounts	1,806,300
Registered investment companies (mutual funds)	24,800,743
$98,135,617

Kinder Morgan Savings Plan Notes to Financial Statements

5.    FAIR VALUE MEASUREMENTS

The fair value measurements and disclosures are made in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. ASC Topic 820 establishes a single definition of fair value in generally accepted accounting principles and prescribes disclosures about fair value measurements.

ASC Topic 820 emphasizes that fair value is a market-based measurement that should be determined based on assumptions (inputs) that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable, and valuation techniques used to measure fair value should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Accordingly, ASC Topic 820 establishes a hierarchal disclosure framework that ranks the quality and reliability of information used to determine fair values.

The hierarchy is associated with the level of pricing observability utilized in measuring fair value and defines three levels of inputs to the fair value measurement process—quoted prices are the most reliable valuation inputs, whereas model values that include inputs based on unobservable data are the least reliable. Each fair value measurement must be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.

The three broad levels of inputs defined by the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Unobservable inputs for the asset or liability. These unobservable inputs reflect the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity’s own data).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining fair value, the Plan uses three different approaches (the market approach, the income approach and the cost approach) depending on the nature of the assets and liabilities. The income approach uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The market approach uses valuation techniques to convert future amounts such as cash flows or earnings to a single present amount, with the measurement based on the value indicated by current market expectations about those future amounts. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to acquire a substitute asset.

Kinder Morgan Savings Plan Notes to Financial Statements

Following is a description of the valuation methodologies and approaches used for assets measured at fair value. There have been no changes in the methodologies used between December 31, 2012 and 2011.

Self-directed brokerage accounts and common stocks, exchange traded funds and exchange traded notes: Valued at the closing price reported on the active market on which the individual securities are traded. (Market approach)

Money market funds: Valued at amortized cost, which approximates fair value. (Cost approach)

Registered investment companies (mutual funds): Valued at the net asset value (“NAV”) of shares held by the plan at year end. (Market approach)

Common collective trusts and unitized mutual funds: The fair value of the common collective trust fund is based on its NAV, as reported by the manager of the common collective trust fund, and as supported by the unit prices of actual purchases and sales transactions occurring as of or close to the financial statement date. (Market approach except in the case of the stable value fund for which an Income approach is used)

Insurance contracts: Valued at cash surrender value, which approximates fair value, by discounting the cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. (Income approach)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Kinder Morgan, Inc. Common Stock	$149,579,438	$—	$—	$149,579,438
Registered investment companies (mutual funds)
Growth funds	148,262,107	23,884,745	—	172,146,852
Value funds	74,372,778	24,310,094	—	98,682,872
Fixed income funds	—	88,811,326	—	88,811,326
Money market fund	9,553,704	—	—	9,553,704
Common collective trusts
Target retirement	—	466,585,922	—	466,585,922
Index	—	400,310,797	—	400,310,797
Value	—	117,194,722	—	117,194,722
Fixed income	—	231,954,507	—	231,954,507
Insurance contracts	—	—	480,039	480,039
Wrapper	—	—	55,833	55,833
Self-directed brokerage accounts	49,165,404	—	—	49,165,404
	$430,933,431	$1,353,052,113	$535,872	$1,784,521,416

Kinder Morgan Savings Plan Notes to Financial Statements

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Kinder Morgan, Inc. Common Stock	$36,851,197	$—	$—	$36,851,197
Common stocks	4,733,100	—	—	4,733,100
Registered investment companies (mutual funds)
Growth funds	134,226,824	—	—	134,226,824
Value funds	46,730,847	—	—	46,730,847
Index funds	70,895,249	—	—	70,895,249
Fixed income funds	34,850,202	—	—	34,850,202
Common collective trusts
Target retirement	—	262,349,153	—	262,349,153
Index	—	79,833,164	—	79,833,164
Value	—	117,582,018	—	117,582,018
Money market funds	—	7,766,072	—	7,766,072
Insurance contracts	—	—	511,092	511,092
Self-directed brokerage accounts	14,337,556	—	—	14,337,556
	$342,624,975	$467,530,407	$511,092	$810,666,474

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2012:

Insurance Contract and Wrapper

Balance at January 1, 2012	$511,092

Transfer from El Paso Wrapper	55,366
Insurance contract rate adjustment	5,344
Gain on Wrapper	467
Distributions	(36,397)

Balance at December 31, 2012	$535,872

6.    TAX STATUS

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the IRS on November 26, 2002. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates. Employer contributions to the Plan and all earnings from Plan investments are not taxable to Participants until a partial or complete distribution of such contributions or earnings is made.

Kinder Morgan Savings Plan Notes to Financial Statements

The Plan applied for a new determination letter from the IRS whose receipt was confirmed with the IRS on March 21, 2011.

The Plan has not performed the required annual compliance testing as of the date of financial statement issuance; however, the Plan expects to complete the required testing by December 31, 2013.

7.    PARTY-IN-INTEREST TRANSACTIONS

The Plan has notes receivable from certain of its Participants. These transactions qualify as party-in-interest transactions, as defined by ERISA.  However, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

8.    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, common stocks, money market funds, common collective trusts, and insurance contracts. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that change in the values of investments will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts shown in the accompanying Statements of Net Assets Available for Benefits.

9.    RECONCILIATION OF THE PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$1,809,795,865	$831,250,268
Deemed distributions of notes receivable from Participants	(1,907,797)	(1,387,616)
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	17,947,612	—

Net assets available for benefits per Form 5500	$1,825,835,680	$829,862,652

Kinder Morgan Savings Plan Notes to Financial Statements

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements to Form 5500:

Year Ended December 31, 2012

Net increase in net assets available for benefits per the financial statements	$978,545,597
Transfer from El Paso's deemed distributions of notes receivable	(301,734)
Change in deemed distributions of notes receivable from Participants	(218,447)
Change in adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	17,947,612

Net increase in net assets available for benefits per Form 5500	$995,973,028

Amounts allocated to deemed distributions of notes receivable from Participants are recorded as a receivable in the accompanying financial statements and recorded as an expense on Form 5500.

A note receivable from Participants is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the note receivable is treated as a note receivable solely of the Participant’s individual account and the Participant has discontinued payment of the note receivable as of the end of the year. For financial statement purposes, the note receivable balance is still considered as an outstanding note receivable until the note receivable obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2012

EIN:    80-0682103
PN:    002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***

*	Kinder Morgan, Inc. Common Stock	Common Stock	$149,579,438	**
	State Street Global Advisors S&P 500 Index Fund	Common Collective Trust	149,196,187	**
	State Street Global Target Retirement 2020 Fund	Common Collective Trust	125,871,523	**
	Columbia Trust Focused Large Cap Growth-II Fund	Common Collective Trust	114,795,048	**
	Invesco Putnam Stable Value Fund	Common Collective Trust	117,194,722	**
	IGT Invesco Short-term Bond Fund	Common Collective Trust	108,335,328	**
	MFS Institutional International Equity Fund	Registered Investment Company	99,320,410	**
	PIMCO Total Return	Registered Investment Company	88,811,325
	Dodge & Cox Stock Fund	Registered Investment Company	74,372,778
	State Street Global Target Retirement 2030 Fund	Common Collective Trust	72,939,656
	State Street Global Target Retirement 2015 Fund	Common Collective Trust	66,545,088
	State Street Global Advisors US Bond Index Fund	Common Collective Trust	63,350,498
	State Street Global Target Retirement 2025 Fund	Common Collective Trust	61,905,980
	Self-Directed Brokerage Account	Self-Directed Brokerage Account	49,165,404
	State Street Global Target Retirement 2040 Fund	Common Collective Trust	39,922,237
	Harbor Small Cap Growth Fund	Registered Investment Company	38,134,838
	IGT Invesco Multi-Mgr A or Better Core Fund	Common Collective Trust	37,807,570
	State Street Global Advisors Global Equity EX US Index Non-lending Series	Common Collective Trust	34,844,068
	State Street Global Target Retirement 2010 Fund	Common Collective Trust	32,726,784
	IGT Invesco PIMCO A or Better Intermediate Gov/Credit Fund	Common Collective Trust	26,311,252
	IGT Invesco A or Better Intermediate Gov/Credit Fund	Common Collective Trust	26,302,694
	IGT Invesco Jennison A or Better Intermediate Gov/Credit Fund	Common Collective Trust	26,252,646
	State Street Global Target Retirement 2035 Fund	Common Collective Trust	23,970,888
	Artisan Mid Cap Fund	Registered Investment Company	23,884,745
	State Street Global Advisors S&P Mid Cap Index Non-lending Series Fund	Common Collective Trust	19,575,826
	State Street Global Advisors Russell Small Cap Index	Common Collective Trust	18,549,170
	State Street Global Target Retirement 2045 Fund	Common Collective Trust	18,448,962
	Artisan Mid Cap Value Fund	Registered Investment Company	17,495,974
	State Street Global Target Retirement Income Fund	Common Collective Trust	16,748,500
	Lazard Emerging Markets Institutional Fund	Registered Investment Company	10,806,860
*	JP Morgan Chase US Treasury Money Market Fund	Registered Investment Company	9,553,704
	State Street Global Target Retirement 2050 Fund	Common Collective Trust	7,409,825
	IGT Invesco BlackRock A or Better Intermediate Gov/Credit Fund	Common Collective Trust	6,945,017
	Harbor Small Cap Value Fund	Registered Investment Company	6,814,120

Kinder Morgan Savings Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2012

EIN:	80-0682103
PN:	002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value***
	Principal Financial Group	Insurance Contract	480,039
	State Street Global Target Retirement 2055 Fund	Common Collective Trust	96,479
	Monumental Life Insurance Wrapper	Wrapper Contract	55,833
*	Notes receivable from Participants	Notes receivable from Participants with terms ranging from 0 - 15 years and interest rates ranging from 3.25% to 9.5%	43,308,338

		Total	$1,827,829,754

*     Represents party-in-interest transactions (Note 7)
**     Represents investment comprising at least 5% of net assets available for benefits
*** Cost information is not presented because all investments are participant directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN SAVINGS PLAN

Dated: June 28, 2013	By:	/s/ Adam Forman
Adam Forman Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number    Description
23.1    Consent of Independent Registered Public Accounting Firm dated June 28, 2013